American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830
863-533-0326

April 25, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE

RE: American Commerce Solutions, Inc.
Form 10-K for the Year Ended February 29, 2012
Filed May 25, 2012
File No.  033-98682

Dear Mr. Brian Cascio, Mr. Martin James and Ms. Julie Sherman:

We have reviewed your comments. We are in the process of filing amendments to the prior filings in order to correct improperly reported information.

After reviewing the information below, please advise if you have additional comments.

Item 4(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

SEC Comment:

1.
We see that you state in the beginning of the first paragraph that management carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. We also see that you provided a conclusion regarding the effectiveness of your internal control over financial reporting. Please further amend your forms 10-Q for each period to appropriately separate your discussion, and related conclusions as to effectiveness, regarding your disclosure controls and procedures in accordance with Item 307 of Regulation S-K and your internal control over financial reporting in accordance with Item 308 of Regulation S-K. Please also note that management’s annual report on internal control over financial reporting is only required annually.

Limitations on the Effectiveness of Controls

SEC Comment:

2.
Similar to the amendment to your Form 10-K please remove the language that your disclosure controls and procedures are “sufficiently effective” to provide reasonable assurance that the objectives of your disclosure controls and procedures were met.

OUR RESPONSE:

Item 4(T). Controls and Procedures

We have addressed these comments by providing a conclusion regarding the effectiveness of our disclosure controls and procedures in Item 4(T) in accordance with Item 308 (a) (3) of Regulation S-K. Additionally, we are providing proper separation of discussion regarding the effectiveness of controls over financial reporting in accordance with Item 308 of Regulation S-K.

We are further amending our 2012 Forms 10-Q accordingly to be Edgarized when completed on or before April 26, 2013. Future filings will reflect this language.

The company acknowledges that the CFO and CEO are fully apprised of all facts related to the company’s disclosure and that the company, through these officers is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that neither staff comments nor changes those comments might evoke do not prevent the Commission from taking action with respect to the filings.

The company will not assert ‘staff comments’ as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or comments please direct them to my attention at (813)-244-9843 or my email address at danshirlh@msn.com.
Sincerely,
/s/ Daniel L. Hefner
Daniel L. Hefner Chief Executive Officer